Filed Pursuant to Rule 433
Registration No.: 333-165509

(Proposed New Holding Company for ViewPoint Bank) Up to 23,000,000 Shares of Common Stock (Subject to Increase to up to 26,500,000 Shares) $10.00 per Share NASDAQ: VPFG Gary Base - President and Chief Executive Officer Patti McKee - Executive Vice President and Chief Financial Officer

ViewPoint Financial Group, Inc. ("the Company") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O'Neill & Partners, L.P. at 1-866-805-4128. This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "could," "intend," "target," "will likely result" and other similar words and expressions of the future. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements; general economic conditions, either nationally or in our market areas, that are worse than expected; competition among depository and other financial institutions; changes in prices, values, and sales volume of residential and commercial real estate in Texas; inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments; adverse changes in the securities markets; our ability to enter new markets successfully and capitalize on growth opportunities; our ability to successfully integrate acquired entities, if any; changes in consumer spending, borrowing and savings habits; changes in our organization, compensation and benefit plans; our ability to continue to increase and manage our commercial and residential real estate and commercial business loans; possible impairments of securities held by us, including those issued by government entities and government sponsored enterprises; the level of future deposit premium assessments; the impact of the current recession on our loan portfolio, investment portfolio, customers and capital market activities; the impact of current governmental efforts to restructure the U.S. financial and regulatory system; the failure of assumptions underlying the establishment of allowance for possible loan losses and other estimates; changes in the financial performance and/or condition of our borrowers and their ability to repay their loans when due; the effect of changes in accounting policies and practices as may be adopted by bank regulatory agencies, the SEC, the PCAOB, the FASB and other accounting standard setters; and the factors set for the under "Risk Factors" in the Company's prospectus for the offering. The Company does not undertake - and specifically declines any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Safe Harbor Statement

Transaction Structure ViewPoint Financial Group ViewPoint Financial Group Ownership ViewPoint MHC Minority Holders East 57 43 ViewPoint MHC ViewPoint MHC 57% Existing Public Investors 43% ViewPoint Bank 100% 57% Pre-Transaction Post-Transaction ViewPoint Financial Group, Inc. ViewPoint Financial Group, Inc. Ownership New Public Investors Current Minority Investors East 57 43 ViewPoint Bank 100% Exchange Ratio Public Investors 43% Public Investors 100% Existing Public Investors 43% New Public Investors 57%

Offering Details TRANSACTION STRUCTURE: Second-Step Conversion ISSUER: ViewPoint Financial Group, Inc. PRICE PER SHARE: $10.00 (Fixed Price) SHARES OFFERED: 17,000,000 (minimum) to 26,450,000 (super-max) EXCHANGE RATIO FOR CURRENT SHARES: 1.19 to 1.86 (minimum to super-max) GROSS PROCEEDS: $170.0 million (minimum) to $264.5 million (super-max) PRO FORMA SHARES OUTSTANDING: 29,878,827 (minimum) to 46,487,940 (super-max) EXCHANGE / SYMBOL: NASDAQ Global Market / VPFG BOOK-RUNNING MANAGER: Sandler O'Neill + Partners, L.P. CO-MANAGER: Sterne Agee & Leach, Inc. EXPECTED PRICING: Late June / early July 2010

Total Assets: $2.48 billion Total Net Loans: $1.47 billion Total Deposits: $1.90 billion Number of Locations: 23 Community Bank Offices 16 Loan Production Offices Employees (FTE): 606.5 57 years in Texas market #1 in deposit market share of those banks based in Collin County, one of the most demographically attractive counties in Texas Ranked #3 in deposit market share among Texas-based community banks in DFW Metroplex Corporate & Geographic Overview Data as of March 31, 2010, includes LPO opened in April Source: Prospectus, FDIC market share data

Attractive Markets: Demographics

ViewPoint currently has the richest depositor base in Texas with median household income of its depositors of $83,462, an advantage that is expected to continue through 2014

Texas Banks Ranked by Projected Income of Depositor Base

Company (ranked by 2009 HHI)	Ticker	City	Median household income of depositor base - 2009	Median household income of depositor base – projected 2014
ViewPoint Financial Group (MHC)	**VPFG**	**Plano**	**$83,462**	**$88,294**
T Bancshares, Inc.	TBNC	Dallas	$63,041	$66,672
Bank Affiliated, Inc.	BAFI	Arlington	$61,511	$65,362
Trinity Bank, N.A.	TYBT	Fort Worth	$61,511	$65,362
MetroCorp Bancshares, Inc.	MCBI	Houston	$60,856	$64,440
OmniAmerican Bancorp, Inc.	OABC	Fort Worth	$60,816	$64,410
Comerica Inc.	CMA	Dallas	$60,801	$64,321
Texas Capital Bancshares, Inc.	TCBI	Dallas	$59,464	$62,859
Treaty Oak Bancorp, Inc.	TOAK	Austin	$58,935	$61,622

**Aggregate of projected county demographic data provided by ESRI. Aggregates are weighted by the portion of a company's deposits in a particular county. List based on public banks and thrifts based in Texas.*

Source: SNL Financial

ViewPoint Financial Group, Inc.
NASDAQ VPFG
6

ViewPoint Markets: Lower Unemployment Rates 3/1/2008 6/1/2008 9/1/2008 12/1/2008 3/1/2009 6/1/2009 9/1/2009 12/1/2009 3/1/2010 4/1/2010 US* 5.1 5.6 6.2 7.2 8.5 9.5 9.8 10 9.7 9.9 Collin County** 4.1 4.7 4.8 5.5 7.1 8 7.7 7.2 7.6 7.6 DFW** 4.4 5.1 5.3 6 7.3 8.5 8.3 8 8.3 8.2 Unemployment Rates * SNL Financial; data as of April 2010 ** Real Estate Center at Texas A&M University; data as of April 2010 9.9% 8.2% 7.6%

Home Price Index Percent Change March 2007 - March 2010 Dallas Metroplex: Stable Home Prices Seattle -22.9% San Francisco -35.2% Los Angeles -35.5% San Diego -31.3% Phoenix -49.5% Las Vegas -55.1% Denver -6.6% Minneapolis -29.5% Chicago -28.3% Detroit -41.9% Cleveland -12.1% Boston -10.2% New York -20.2% Washington, DC -26.1% Charlotte -12.0% Atlanta -22.1% Tampa -39.8% Miami -47.2% Portland -21.0% Dallas -6.0% Source: S&P / Case-Shiller

Experienced Management Team Executive Title Years with VPFG & Predecessor Entities Financial Institution Experience Gary Base President and CEO, Director 22 40 Patti McKee EVP / CFO and Treasurer 26 26 Mark Hord EVP / General Counsel and Corporate Secretary 11 11 Jim Parks EVP / COO and CIO 4 30 Rick Robertson EVP / Chief Banking Officer 4 30 Total 67 137 Board of Directors One inside and six independent directors Strong ties to the community and bank Independent directors have an average of 17 years of service as directors Independent Chairman and Vice Chairman Source: Prospectus

ViewPoint's Loan Portfolio Strategy In order to improve our profitability, while maintaining a strong capital position and high asset quality, we will continue to focus on our three primary engines: Commercial Real Estate Residential Mortgage Warehouse Purchase Program 1st Qtr 1-4 Family 443605 Home Equity 113573 Commercial Real Estate 462087 Consumer 86947 C&I 43453 Warehouse Purchase Program 331096 March 31, 2010 Loan Composition Source: VPFG 10-Q for 1Q10 Includes loans held for sale

TX OK LA IL CA Other* Dollar 409282310.39 19925104.74 9396605.56 7200000 11094309.39 5198395.44 *Other includes Arizona, Georgia, New Mexico, Nevada, Oregon and Washington Commercial Real Estate: Texas Focused 89% in Texas Source: Prospectus; Data as of December 31, 2009

Office Office/Warehouse Mixed Use Development Retail Industrial Storage Facility Hotel Medical Office Other 199647151.59 27544998.33 9036187.27 137517002.39 39777816.99 12236316.23 7459318.5 9935079.28 18942854.94 CRE Portfolio: Diverse & Well-Underwritten Property Type Property Type $ Amount (Millions) % of Total LTV at orig. Office $200 42% 62% Retail $138 30% 58% Office/Warehouse $28 6% 63% Industrial $40 9% 61% Mixed Use $9 2% 31% Storage Facility $12 3% 46% Hotel $7 2% 67% Medical Office $10 2% 52% Other $19 4% 51% Total Commercial Real Estate - $455.5M Source: VPFG 10-Q for 1Q10 As of March 31, 2010

Residential Real Estate: Total Production Focus on conforming residential real estate loans originated through our wholly owned subsidiary, ViewPoint Bankers Mortgage 2009 Originations increased 37% to $695.7 million versus 2008 Sold 90.5% of residential real estate production for an increase in Gain on Sale of $16.6 million, or 76.7% Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Sold to Outside Investors 65167 64568 73808 88288 165914 215955 142625 111639 88172 Added to VPFG Portfolio 39728 76827 58630 30004 23603 8920 8512 8728 7014 $1.9M $2.3M $2.4M $2.9M $3.7M $5.3M $3.8M Gain on Sale Total Mortgage Originations (Dollars in Millions) $3.7M $2.7M Source: Company Documents

Warehouse Purchase Program Program launched in July 2008; program loan balances total $331.1 million at March 31 Enables mortgage banking company customers to close conforming one- to four-family real estate loans in their own name and temporarily finance their inventory of these closed loans until the loans are sold to investors approved by the Company Generates three sources of earnings: Q1 fee income $566 thousand or 12% of total fee income Q1 interest income $3.0 million Non-interest bearing deposits of $23.3 million at March 31 High quality underwriting standards Conforming loans Minimum tangible net worth of $2,000,000 Personal guarantees of repurchase obligations Historical profitability Source: VPFG 10-Q for 1Q10; Prospectus

Capitalize on a position of balance sheet strength to opportunistically grow and acquire new business in our economically stable and growing markets, with a focus on Texas Remain focused on our community banking approach, enhancing the profitability of existing relationships through product cross-selling and continuing to build in-market brand recognition to garner new business opportunities Continue to develop existing lines of business, ensuring successful execution through prudent management and risk mitigation Going Forward

2005 2006 2007 2008 2009 3/31/2010 1257.727 1234.881 1297.593 1548.09 1796.665 1900.278 2005 2006 2007 2008 2009 3/31/2010 1075.473 968.664 921.822 1399.592 1449.59 1466.718 2005 2006 2007 2008 2009 3/31/2010 East 1428.062 1529.76 1658.204 2213.415 2379.504 2477.413 Track Record of Strong Growth Assets Loans, net Deposits CAGR: 7.6% CAGR: 10.2% CAGR: 13.8% *Annual amounts are as December 31 Source: Prospectus Includes loans held for sale

Earnings Per Share Growth *Excludes non-cash after-tax impairment charge of $9.1 million related to collateralized debt obligations. **Excludes non-cash after-tax impairment charge of $8.1 million related to collateralized debt obligations. 2007 2008* 2009** Q1 2009 Q1 2010 Earnings Per Share 0.2 0.24 0.45 0.05 0.11 2 year CAGR 125%* 1 year CAGR 120% Earnings per share doubled Q1 year-over-year Improved revenue Gain on Sale of loans Net Interest Income Purchase Program Fee Income Reduced expenses Marketing Professional and Legal Operating expenses to average assets Source: Prospectus

Income and Expense Distribution Q1 2008 Q2 2008 Q3 2008 Q4 2008* Q1 2009* Q2 2009* Q3 2009 Q4 2009 Q1 2010 Net Interest Income 11385 12464 13645 13579 14460 14815 14216 15523 15140 Non Interest Income 6185 5849 5756 5493 4188 5281 5938 5071 4900 Gain on sale 1854 2314 2352 2871 3706 5331 3797 3757 2656 *Excludes impairment charges related to collateralized debt obligations. Source: Company Documents Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Salary and Benefits 9773 10232 11234 11584 11911 11965 11304 10968 11047 Other Operating Expense 5855 6378 6656 6423 6063 6226 5921 6556 5717 Regulatory Assessments 299 300 317 309 645 1761 844 768 795 67% 12% 21% 9% 59% 32% 2% 37% 61% 63% 5% 33%

Credit Quality Trends For the Quarter Ended For the Quarter Ended For the Quarter Ended For the Quarter Ended For the Quarter Ended For the Quarter Ended (Dollar Values in Thousands) 12/31/2008 3/31/2009 6/30/2009 9/30/2009 12/31/2009 3/31/2010 Loans 60-89 Days Delinquent $2,876 $668 $2,193 $2,975 $4,000 $870 Loans 90+ Days Delinquent $1,909 $4,723 $5,302 $9,004 $7,666 $6,329 Non-Performing Loans $4,745 $6,029 $7,337 $14,640 $12,653 $11,975 OREO $1,644 $1,637 $1,920 $1,201 $3,917 $3,079 Non-Performing Assets $6,389 $7,666 $9,257 $15,841 $16,570 $15,054 Loan Loss Reserves $9,068 $9,498 $9,996 $10,955 $12,310 $12,929 Ratios NPLs / Loans 0.38% 0.49% 0.62% 1.30% 1.13% 1.07% NPAs / Assets 0.29% 0.34% 0.40% 0.67% 0.70% 0.61% Reserves / NPLs 191.11% 157.54% 136.24% 74.83% 97.29% 107.97% Reserves / Gross Loans 0.73% 0.77% 0.84% 0.97% 1.10% 1.15% NCOs / Average Loans 0.35% 0.28% 0.28% 0.23% 0.44% 0.28% Source: Company Documents

Credit Quality Trends 2005 2006 2007 2008 2009 Q1 2010 VPFG 0.72 0.67 0.67 0.73 1.1 1.15 Texas Peers1 1.12 1.04 1.03 1.25 1.68 1.72 Nationwide Peers2 1.19 1.16 1.17 1.465 2.01 1.95 2005 2006 2007 2008 2009 Q1 2010 VPFG 0.36 0.26 0.26 0.29 0.7 0.61 Texas Peers1 0.32 0.27 0.32 1.43 1.11 2.83 Nationwide Peers2 0.22 0.335 0.5 1.35 2.72 2.87 2005 2006 2007 2008 2009 Q1 2010 VPFG 167.51 193.03 175.49 191.11 97.29 107.97 Texas Peers1 271.62 256.19 177 88.87 85.32 56.63 Nationwide Peers2 331.455 274.635 162.3 88.965 64.72 64.65 2005 2006 2007 2008 2009 Q1 2010 VPFG 0.43 0.35 0.38 0.38 1.13 1.07 Texas Peers1 0.35 0.35 0.59 1.41 1.86 2.51 Nationwide Peers2 0.31 0.37 0.61 1.61 3.23 3.51 NPAs / Assets NPLs / Loans 1 Texas Peers include: CFR, IBOC, PRSP, SBIB, TCBI, SBSI & EBTX 2 Nationwide Peers include public U.S. depositories with assets between $2B and $5B Source: Company Documents, SNL Financial Reserves / NPLs Reserves / Gross Loans

Net Charge-Off Trends 2009 1-4 Family 460 CRE 835 Consumer 2980 C&I 720 2009 Charge-Offs by Loan Type (as % of Total Charge Offs) 2005 2006 2007 2008 2009 Q1 2010 VPFG 0.63 0.37 0.39 0.3 0.31 0.28 Texas Peers1 0.16 0.17 0.09 0.32 0.64 0.76 Nationwide Peers2 0.09 0.1 0.18 0.43 1.1 0.95 Net Charge-Offs / Avg. Loans 2009 Net Charge-Offs: $4.4 million Q1 2010 Net Charge-Offs: $527 thousand 1 Texas Peers include: CFR, IBOC, PRSP, SBIB, TCBI, SBSI & EBTX 2 Nationwide Peers include public U.S. depositories with assets between $2bn and $5bn Source: Company Documents, SNL Financial

Disciplined Credit Administration Conservative Loan Approval Authorities Management Loan Committee approves loans from $2 to $5 million Global credit oversight by the Bank's Loan Committee Comprised of three independent directors plus the CEO Approves all loans greater than $5 million Detailed loan review process

Low Risk Investment Mix Agency MBS SBA Pools Agency CMO Agency Bond Muni 433053869 5940435 275774510 48074831 34413154 95% in government-backed agency investments Source: VPFG 10-Q for 1Q10

Deposit Composition Non-interest bearing Demand Interest bearing demand Savings & IRA Savings Money Market Time 184356 321380 160654 560518 673370 Strong Organic Growth 5 year CAGR: 10.2% 2009 Growth: 16.1% 1Q annualized Growth: 23.1% Cost of Deposits: 1.68% Source: VPFG 10-Q for 1Q10

Tier 1 Capital / Adjusted Assets Tier 1 Capital / Risk-Weighted Assets Total Capital / Risk-Weighted Assets ViewPoint Actual as reported at 3/31/10 7.81 14.37 15.28 Pro Forma 10.64 19.61 20.47 ViewPoint Bank Regulatory Capital Well-Capitalized: 5% Well-Capitalized: 6% Well-Capitalized: 10% Note: Pro forma capital ratios are at midpoint of offering range as reported in the prospectus Source: Company Documents

Investment Highlights One of the largest independent community banking franchises in Texas Economically and demographically one of the strongest market areas in the country Experienced management team with strong local ties Improving profitability due to transition to full service community bank More diversified revenue stream from full complement of commercial and retail products Strong credit metrics reflecting disciplined underwriting standards Currently well capitalized; new capital will assure compliance with any elevated regulatory requirements and support continued growth Positive asset quality comparisons to publicly-traded Texas peers

Overview of Indicative Valuation Range Assumes that 8% of shares of common stock sold in the offering will be purchased by the ESOP Source: SNL Financial Deposits in thousands, except per share amounts At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of Minimum Mid Point Maximum Super-Max 17,000,000 Shares 20,000,000 Shares 23,000,000 Shares 26,450,000 Shares Gross Proceeds of Offering $170,000 $200,000 $230,000 $264,500 Market Value of Shares Issued in the Exchange $128,788 $151,516 $174,243 $200,379 Pro Forma Market Capitalization $298,788 $351,516 $404,243 $464,879 Exchange Ratio 1.19x 1.41x 1.62x 1.86x Pro Forma Tangible Shareholders' Equity Per Share $11.63 $10.61 $9.85 $9.20 Offering Price as % of Pro Forma Book Value / Share 85.8% 94.0% 101.2% 108.5% Offering Price as % of Pro Forma Tangible Book Value / Share 86.0% 94.3% 101.5% 108.7%

APPENDIX

Appendix: Non-GAAP Reconciliation Source: Company Documents

Appendix: Select Texas Peer Analysis Source: Company Documents, SNL Financial

Appendix: Summary Financial Highlights Source: Company Documents, SNL Financial For the Fiscal Year Ended For the Fiscal Year Ended For the Fiscal Year Ended For the Fiscal Year Ended (Dollars in Thousands, Except Per Share) 12/31/2006 12/31/2007 12/31/2008 12/31/2009 Q1 2010 Total Assets $1,529,760 $1,658,204 $2,213,415 $2,379,504 $2,477,413 Intangible Assets $0 $1,089 $1,089 $1,089 $1,089 Net Loans including AFS $968,664 $921,822 $1,399,592 $1,449,590 $1,466,718 Deposits $1,234,881 $1,297,593 $1,548,090 $1,796,665 $1,900,278 Total Equity $214,778 $203,794 $194,139 $205,682 $208,541 Loans / Deposits 78.44% 71.04% 90.41% 80.68% 77.18% Net Income $9,686 $5,067 ($3,315) $2,670 $2,705 Non-GAAP Earnings Per Share NA $0.20 $0.24 $0.44 $0.11 Earnings Per Share NA $0.20 ($0.14) $0.11 $0.11 ROAA - annual 0.65% 0.32% (0.17%) 0.12% 0.45% ROAE - annual 6.76% 2.40% (1.65%) 1.35% 5.23% Net Interest Margin 3.00% 2.92% 2.87% 2.73% 2.66% Efficiency Ratio 86.58% 83.95% 82.82% 76.10% 77.37% Non-Interest Expense / Avg. Assets 3.79% 3.62% 3.66% 3.27% 2.90% Capital Ratio 14.04% 12.29% 8.77% 8.64% 8.42% NPAs / Assets 0.26% 0.26% 0.29% 0.70% 0.61% Reserves / Gross Loans 0.67% 0.67% 0.73% 1.10% 1.15%